UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

[ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission File Number 0-28312

A.  Full title of the plan and the address of the plan, if

different from that of the

issuer named below:

BEAR STATE FINANCIAL, INC.

EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST

B.  Name of issuer of the securities held pursuant to the

plan and the address of its

principal executive office:

Bear State Financial, Inc.
900 South Shackleford Rd, Suite 401 Little Rock, Arkansas 72211

Financial Statements and Exhibits

(a)	Financial Statements for the years ended December 31, 2016 and 2015, Supplemental Schedule as of December 31, 2016, and Reports of Independent Registered Public Accounting Firm.

(b)	Exhibit

(23)	Consent of Independent Registered Public Accounting Firm (following financial statements).

BEAR STATE FINANCIAL, Inc.
Employees’ Savings & Profit Sharing Plan and trust

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2016 and 2015	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2016 and 2015	3

Notes to Financial Statements as of December 31, 2016 and 2015 and for the Years Then Ended	4-9

SUPPLEMENTAL SCHEDULE —	10

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2016	11

EXHIBIT INDEX

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Participants and the Audit Committee of the

Bear State Financial, Inc.

   Employees’ Savings & Profit Sharing Plan and Trust

We have audited the accompanying statements of net assets available for benefits of the Bear State Financial, Inc. Employees’ Savings & Profit Sharing Plan and Trust (the “Plan”) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting or other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Frost, PLLC

Little Rock, Arkansas

June 27, 2017

BEAR STATE FINANCIAL, INC.

EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2016 AND 2015

	2016	2015
ASSETS
Investments at fair value	$11,803,018	$10,029,271

Receivables:
Employer contributions	15,870	10,684
Employee contributions	42,556	29,376
Notes receivable from participants	335,087	334,091
Due from broker	33	3,561
Total receivables	393,546	377,712

Total assets	12,196,564	10,406,983

LIABILITIES
Payable to the John H. Hendrix Corporation 401(k) Plan	129,593	--
Net assets available for benefits	$12,066,971	$10,406,983

See notes to financial statements.

BEAR STATE FINANCIAL, INC.

EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015

Additions:
Net change in fair value of investments	$534,021	$(139,858)

Contributions:
Employer contributions	398,223	301,902
Employee contributions	966,635	769,920
Rollover contributions	705,563	351,455

Total contributions	2,070,421	1,423,277

Interest and dividends	31,714	10,917

Total additions	2,636,156	1,294,336

Deductions:
Benefits paid to participants	1,004,519	763,039
Administrative expenses	77,698	60,171

Total deductions	1,082,217	823,210

Increase in net assets available for benefits	1,553,939	471,126

Transfer from John H. Hendrix Corporation 401(k) Plan	106,049	4,541,138

Net assets available for benefits:
Beginning of year	10,406,983	5,394,719

End of year	$12,066,971	$10,406,983

See notes to financial statements.

bear state financial, Inc.
Employees’ Savings & Profit Sharing Plan and Trust

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 and 2015

1.	Description of the Plan

The following description of the Bear State Financial, Inc. Employees’ Savings & Profit Sharing Plan and Trust (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan adopted effective June 1, 2006 covering all eligible employees of Bear State Financial, Inc. (the “Company”), formerly known as First Federal Bancshares of Arkansas, Inc. Employees who have attained the age of 21 and have completed one month of service are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Company also maintained a qualified Employee Stock Ownership Plan (“ESOP”). The Company merged the ESOP into the Plan effective June 1, 2006. Participant accounts under the ESOP are maintained as a separate source (“ESOP source”) under the Plan.

On June 13, 2014, the Company acquired First National Security Company (“FNSC”) whose employees were participants in the First National Security Company 401(k) Plan (“FNSC Plan”). These participant accounts were transferred into the Plan in March 2015 and January 2016. Included in this transfer was the account of an employee from a company participating in the FNSC Plan and not an employee of acquired FNSC. These funds will be returned to the John H. Hendrix 401(k) Plan during 2017. The FNSC Plan changed its name on March 1, 2015 to John H. Hendrix Corporation 401(k) Plan.

Plan Administration – The Plan is administered by the Company. Reliance Trust Company is the trustee for the Plan.

Contributions – Each year, participants may contribute up to 75% of their pretax annual compensation (“Plan Salary”), as defined by the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. Effective January 1, 2015, participants are allowed to make Roth contributions to the Plan. Employee contributions are generally on a pretax basis, except for Roth contributions, and are withheld from participants’ compensation. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants also may contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollover). Participants direct the investment of their contributions into various investment options offered by the Plan. The Company may make matching contributions at the discretion of the Company’s Board of Directors. For the years ended December 31, 2016 and 2015, the Company matched 100% of participant contributions up to 2% of compensation. Additional amounts may be contributed at the discretion of the Company’s Board of Directors. No such additional discretionary contributions were made for the years ended December 31, 2016 or 2015.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contributions, and allocations of Company discretionary contributions and Plan earnings, and is charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings, contributions or account balances, as defined. The ESOP source is credited with an allocation of the Company’s contribution, if any; eligible forfeitures of terminated participants’ nonvested accounts; and earnings on ESOP source assets. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments – Participants direct the investment of their contributions into various investment options offered by the Plan. They may change these fund selections and transfer amounts between funds at any time. The Plan permits participants to change their contribution percentage elections at any time with the change effective in the following pay period.

Vesting – Participants are vested immediately in their contributions plus actual earnings thereon. A participant becomes fully vested in the ESOP source after five years of credited service. Contributions made to the ESOP source after 2006 become fully vested after three years of credited service. Effective January 1, 2014, Company matching contributions immediately vest. The FNSC prior profit sharing account contributions vest over a two to six year graded vesting schedule and the FNSC prior safe harbor match vests 50% after the first year of service and 100% after two years of service.

Benefits and Forfeitures – Upon a participant’s attainment of normal retirement age, disability or death, the employee’s account is fully vested. Under the terms of the Plan, the methods of distribution upon retirement or termination of service will be either a lump sum payment or periodic installments spread over a period not to exceed the life expectancy of the participant and his or her spouse. If the participant’s account balance is equal to or less than $500, the balance will be automatically distributed. Effective January 1, 2016, the automatic distribution level was increased to $1,000. Effective October 1, 2016, if the participant’s account balance is more than $1,000 but not more than $5,000, the balance will be automatically rolled over to an individual retirement plan. In-service withdrawals are available to participants who attain age 59½ or meet certain hardship or qualified reservist requirements. In addition, the portion of a participant’s account resulting from rollover contributions may be withdrawn at any time.

Participants with vested ESOP stock may elect to receive a distribution of cash dividends on their ESOP stock or have the dividends paid to the ESOP source of the Plan and reinvested in Company stock. Participants may change their election with respect to dividends annually.

ESOP source amounts forfeited are utilized first to restore accounts of employees rehired before they have a five-year break in service (defined as five consecutive years with no hours of service), with the remaining balance allocated to participant accounts with ESOP source balances. Forfeitures from other sources shall be used to restore previously forfeited balances of rehired employees, to reduce plan expenses and to reduce Company contributions. At December 31, 2016 and 2015, forfeited nonvested balances totaled approximately $3,000.

Notes Receivable from Participants – Notes receivable from participants are permitted under the provisions of the Plan and may range from a minimum of $1,000 to a maximum of the lesser of $50,000 or 50% of the individual’s vested account balance, excluding the ESOP source. The notes are secured by the balance in the participant’s account and bear interest at the prime lending rate in effect at the time the note was originated plus 1%. Principal and interest is paid ratably through payroll deductions.

Diversification – Plan participants have the right to diversify any or all of their ESOP shares into any available funds under the Plan.

2.	Summary of Significant Accounting Policies

Basis of Accounting – The accompanying financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results could differ from those estimates.

Risks and Uncertainties – The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition – Investments are reported at fair value (except for fully benefit-responsive investment contracts, which are reported at contract value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company’s Retirement Committee determines the Plan’s valuation policies utilizing information provided by the investment advisers, custodians, and insurance company. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net change in fair value of investments includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in the common collective trust funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Unit Values – Individual participant accounts invested in the common collective trust funds are maintained on a unit value basis. Participants do not have a beneficial ownership in specific underlying securities or other assets in the fund, but have an interest therein represented by units valued as of the last business day of the period. The funds earn dividends and interest which are automatically reinvested in additional units. Generally, contributions to and withdrawal payments from this fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants’ accounts are charged or credited with the number of units properly attributable to each participant. The Plan does not have any common collective trust fund investments with unfunded commitments or with any redemption restrictions.

Notes Receivable from Participants – Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document.

Administrative Expenses – Administrative expenses of the Plan are paid by the Plan or the Company as provided in the Plan document. During 2016 and 2015, the majority of the fees for trustee services, administration of the Plan, attorneys, and accountants were paid by the Company. The Company may continue to pay these fees in the future if it so chooses; otherwise, these fees will be paid by the Plan.

Payment of Benefits – Benefits are recorded when paid.

3.	Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy under Topic 820 are described as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant observable inputs other than level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016 or 2015.

Bear State Financial, Inc. common stock: Investments in publicly-traded securities (Bear State Financial, Inc.’s common stock) are valued at quoted market prices on the last business day of the Plan year.

Money market account: Fair values are estimated to approximate deposit account balances, payable on demand, as no discounts for credit quality or liquidity were determined to be applicable.

Common collective trust funds: These investments are stated at fair value based on net asset value (NAV) of units held by the Plan at year end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2016 and 2015:

	Fair Value Measurements
	Level 1	Level 2	Level 3	Balance
December 31, 2016
Bear State Financial, Inc. common stock	$2,341,950	$--	$--	$2,341,950
Money market account	1,011	359,004	--	360,015
Total assets in the fair value hierarchy	$2,342,961	$359,004	$--	$2,701,965
Investments measured at net asset value (a)	--	--	--	9,101,053
Investments at fair value	$2,342,961	$359,004	$--	$11,803,018

December 31, 2015
Bear State Financial, Inc. common stock	$2,300,292	$--	$--	$2,300,292
Money market account	1,429	188,241	--	189,670
Total assets in the fair value hierarchy	$2,301,721	$188,241	$--	$2,489,962
Investments measured at net asset value (a)	--	--	--	7,539,309
Investments at fair value	$2,301,721	$188,241	$--	$10,029,271

(a) In accordance with Subtopic 820-10, investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

The following table summarizes investments measured at fair value based on net asset value per share.

	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
December 31, 2016
Common collective trust funds	$9,101,053	N/A	Daily	None

December 31, 2015
Common collective trust funds	$7,539,309	N/A	Daily	None

4.	Party-in-Interest Transactions

Parties in interest are defined under Department of Labor’s regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others. The Plan allows participants to invest their account balances in shares of the Company. The number of shares of Company common stock held by the Plan at December 31, 2016 and 2015 was 230,734 shares and 212,400 shares, respectively. The fair value of these shares at December 31, 2016 and 2015 was $2,341,950 and $2,300,292, respectively. An annual cash dividend of $.075 per share of common stock outstanding was paid during the year ended December 31, 2016. No dividends were paid during the year ended December 31, 2015. The Plan had investments of $9,460,057 and $7,727,550 invested in Reliance Trust Company ("Reliance") and State Street Global Advisors investments at December 31, 2016 and 2015, respectively. In addition, the Plan paid Reliance and Pentegra Services, Inc. ("Pentegra") $77,698 and $60,171 during the years ended December 31, 2016 and 2015, respectively for their services. Reliance serves as custodian and trustee of the Plan and Pentegra serves as Third Party Administrator. Pentegra utilizes State Street Global Advisors as the investment manager for certain common collective trust funds in which the Plan is invested. Therefore, by definition they are all a party-in-interest and, as a result, all investment assets with them and all related investment transactions were with a party-in-interest. The Plan also holds notes receivable from participants. Therefore, these investments and notes receivable from participants and all transactions involving these investments and notes receivable from participants were with a party-in-interest. These transactions are exempt from being prohibited transactions under ERISA.

5.	Plan Termination

Although it has not expressed intention to do so, the Company has the right under the Plan to make amendments to the Plan, to discontinue its contribution terms at any time, and to terminate the Plan subject to the provisions set forth in ERISA. If the Plan was terminated, the amount credited to each participant’s account would become fully vested.

6.	Federal Income Tax Status

The IRS has determined and informed the Company by a letter dated September 26, 2013, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified and the related trust is tax-exempt. Therefore, no provision for income tax has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that, more likely than not, would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that, as of December 31, 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits and changes in net assets available for benefits per the financial statements as of and for the years ended December 31, 2016 and 2015 to the Form 5500.

	2016	2015

Net assets available for benefits per the financial statements	$12,066,971	$10,406,983
Add: Payable to the John H. Hendrix Corporation 401(k) Plan	129,593	--
Net assets available for benefits per the Form 5500	$12,196,564	$10,406,983

	2016	2015
Transfer from the John H. Hendrix Corporation 401(k) Plan per the financial statements	$106,049	$4,541,138
Add: Payable to the John H. Hendrix Corporation 401(k) Plan	129,593	--
Transfer to this plan per the Form 5500	$235,642	$4,541,138

	2016	2015
Net appreciation (depreciation) in fair value of investments per the financial statements	$534,021	$(139,858)
Prior year adjustment from fair value to contract value for fully benefit-responsive investment contract (a)	--	(11,774)
Net appreciation (depreciation) in fair value of investments per the Form 5500	$534,021	$(151,632)

(a) The Plan adopted Financial Accounting Standards Board Accounting Standards Update 2015-12 during the year ended December 31, 2015. As a result, the Stable Value Fund (the "Fund") is no longer within the scope of fully benefit-responsive investment contract guidance. The financial statements present the Fund at fair value using the NAV practical expedient as of December 31, 2016 and 2015. The Form 5500 measured fair value in a different manner for 2014.

8.	Concentration of Investments

Included in investments at December 31, 2016, and 2015 are shares of the sponsor’s common stock amounting to $2,341,950 and $2,300,292, respectively. This investment represented 20 percent and 23 percent of total investments at December 31, 2016, and 2015, respectively. A significant decline in the market value of the sponsor’s stock would significantly affect the net assets available for benefits.

9.	Subsequent Events

●	Effective June 5, 2017, the Plan adopted a loan policy which limits loans to active participants and limits participants loans to two outstanding at any time.
●

Effective June 26, 2017, the Bear State Financial, Inc. Retirement Committee approved changing the trustee/custodian of the Plan from Reliance to Wells Fargo Bank, N.A. (“Wells Fargo”). At the time of this transition, all the Plan’s investments except those in the Company common stock, the stable value fund and the participant loans, will be liquidated and mapped to mutual funds with similar investment objectives. The Company common stock, the Stable Value Fund and the participant loans will transfer in kind. In addition, the third party administrator will change from Pentegra to Wells Fargo.

******

SUPPLEMENTAL SCHEDULE

BEAR STATE FINANCIAL, INC.

EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT YEAR END)

DECEMBER 31, 2016

SPONSOR FEDERAL ID #71-0785261 (PLAN 003)

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	Common Stock
*	Bear State Financial, Inc. common stock		**	$2,341,950

	Common Collective Trust Funds
*	Reliance Trust Company	Stable Value Fund Series 25053	**	1,565,360
*	State Street Global Advisors	Aggressive Strategic Value Fund	**	632,244
*	State Street Global Advisors	Conservative Strategic Value Fund	**	394,444
*	State Street Global Advisors	International Index	**	210,279
*	State Street Global Advisors	Moderate Strategic Value Fund	**	370,735
*	State Street Global Advisors	NASDAQ 100 Index	**	453,323
*	State Street Global Advisors	Retirement 2015	**	313,584
*	State Street Global Advisors	Retirement 2020	**	370,649
*	State Street Global Advisors	Retirement 2025	**	518,415
*	State Street Global Advisors	Retirement 2030	**	447,885
*	State Street Global Advisors	Retirement 2035	**	170,739
*	State Street Global Advisors	Retirement 2040	**	442,044
*	State Street Global Advisors	Retirement 2045	**	190,573
*	State Street Global Advisors	Retirement 2050	**	360,142
*	State Street Global Advisors	Retirement 2055	**	99,515
*	State Street Global Advisors	Retirement 2060	**	14,476
*	State Street Global Advisors	Retirement Income	**	120,918
*	State Street Global Advisors	Russell Small Cap Index	**	330,288
*	State Street Global Advisors	S&P 500 Stock Fund	**	496,793
*	State Street Global Advisors	Russell Large Cap Growth Index	**	476,465
*	State Street Global Advisors	Russell Large Cap Value Index	**	273,925
*	State Street Global Advisors	S&P Midcap Index	**	401,768
*	State Street Global Advisors	U.S. Bond Index	**	176,327
*	State Street Global Advisors	U.S. Inflation Protected Bond Index	**	29,368
*	State Street Global Advisors	U.S. Long Treasury Index Fund	**	109,953
*	State Street Global Advisors	REIT Index Fund	**	130,841
				9,101,053
	Cash Equivalents
	Federated	Money Market Fund	**	1,011
*	State Street Global Advisors	Cash – US Government	**	359,004
				360,015
	Participant Loans
*	Participants	Loans to participants (interest rates 4.25% to 4.50% with maturities from January 2017 through April 2030)	**	335,087
				$12,138,105
*	Represents a party-in-interest.
**	Assets are participant-directed investments; therefore, cost information is not required.

See accompanying report of independent registered public accounting firm.

Exhibit Index

Regulation

S-K Exhibit

Number               Document

23.1                      Consent of Frost, PLLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto.

BEAR STATE FINANCIAL, INC.
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST
Name of Plan

/s/ Matt Machen	June 27, 2017
Matt Machen Chief Executive Officer

/s/ Sherri Billings	June 27, 2017
Sherri Billings Chief Financial Officer